SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 (212) 455-2000

FACSIMILE (212) 455-2502
DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

September 23, 2020

VIA EDGAR

Re:	Academy Sports and Outdoors, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-248683

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Academy Sports and Outdoors, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-248683) (“Amendment No. 1”), relating to the proposed initial public offering of shares of the Company’s common stock.

The Company has prepared Amendment No. 1 to update its disclosure, including to reflect (i) the contribution ratio to be utilized in connection with the Reorganization Transactions (as defined in Amendment No. 1), pursuant to which the Company will issue one share of its common stock for every 3.15 membership units of New Academy Holding Company, LLC (“NAHC”) contributed to the Company by existing unitholders; (ii) an estimated initial public offering price per share between $15.00 and $17.00 per share (equivalent to between $4.76 and $5.40 per membership unit of NAHC prior to the Reorganization Transactions); and (iii) a contemplated offering size of 15,625,000 shares (before giving effect to the underwriters’ over-allotment option).

Securities and Exchange Commission	September 23, 2020

The Company confirms to the Staff that the Company will commence the roadshow for the offering on September 24, 2020, the date that is 15 days after the Company’s public filing of the Registration Statement on Form S-1 on September 9, 2020.

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Please do not hesitate to call me at (212) 455-2948 with any questions or comments regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
Patrick Kuhn
Linda Cvrkel
Cara Wirth Erin Jaskot

Academy Sports and Outdoors, Inc.
Ken C. Hicks

Latham & Watkins LLP
Marc Jaffe
Ian Schuman

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